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     U.S. SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549

     FORM 12b-25

     NOTIFICATION OF LATE FILING

     (Check One):

     [ ]  Form 10-K and Form 10-KSB        [ ]  Form 20-F     [X]  Form 11-K

                 [ ]  Form 10-Q and Form 10-QSB       [ ] Form N-SAR

          For Period Ended:  May 31, 1999

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


          Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information


     Full Name of Registrant: Tab Products Co. Tax Deferred Savings Plan Former Name if Applicable:
     Address of Principal Executive Office:

          1400 Page Mill Road
          Palo Alto, CA  94304


Part II - Rules 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

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[X]     (b)     The subject annual report, semi-annual report, transition
report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III - Narrative


     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     Financial information for the Tab Products Co. Tax Deferred Savings Plan was not received in time from the Plan's Trustee, Merrill Lynch, so that Financial Statements could be prepared and audited by the Plan's Independent Accountants in time to file the Form 11-K by the original due date.


Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification:

                    Robert J. Sexton
                    (650) 852-2520


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [X] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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     Tab Products Co. Tax Deferred Savings Plan


     (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 24, 1999           By:  /s/ Robert J. Sexton
                                       -----------------------------
                                       Robert J. Sexton
                                       Treasurer and Member of the
                                       Administrative Committee for the Plan